FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	__________	Form 40-F	____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	__________	No	____X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS	7

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 4, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations

 October 4, 2007

RESEARCH IN MOTION REPORTS SECOND QUARTER RESULTS

Waterloo, ON– Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported second quarter results for the three months ended September 1, 2007 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the second quarter of fiscal 2008 was $1.37 billion, up 27% from $1.08 billion in the previous quarter and up 108% from $658.5 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 78% for devices, 15% for service, 4% for software and 3% for other revenue.  Approximately 1.45 million BlackBerry® subscriber accounts were added in the quarter and over 3 million devices were shipped.  The total BlackBerry subscriber account base at the end of the second quarter was approximately 10.5 million.

"RIM’s second quarter results were exceptionally strong on all metrics including revenue, subscriber account additions and net income," said Jim Balsillie, Co-CEO at RIM. "This growth is fueled by the depth of the BlackBerry product portfolio and the continued diversification of our business across market segments and geographies.  With over ten million BlackBerry subscriber accounts and over twenty million handsets shipped, we are pleased with our position in the market today and we expect recent product and market initiatives to extend our business momentum through the remainder of the fiscal year."

Income for the quarter was $287.7 million, or $0.50 per share diluted, compared with net income of $223.2 million, or $0.39 per share diluted, in the prior quarter and net income of $140.2 million, or $0.25 per share diluted, in the same quarter last year.  Please note that the earnings per share reflect the effective 3-for-1 stock split that was implemented in the quarter.

Revenue for the third quarter of fiscal 2008 ending December 1, 2007 is expected to be in the range of $1.60-1.67 billion.  Subscriber account additions in the third quarter are expected to be approximately 1.65 million.  Earnings per share for the third quarter are expected to be in the range of $0.59-0.63 per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.73 billion as at September 1, 2007, compared to $1.56 billion at the end of the previous quarter, an increase of $166 million over the prior quarter.  Uses of cash in the quarter included capital expenditures of approximately $79 million.

Highlights of the Second Quarter Include:

•	Sprint and Alltel launched the BlackBerry 8830 World Edition in the U.S.
•	Bell Mobility and TELUS launched the BlackBerry 8830 World Edition in Canada.
•	Telefónica launched the BlackBerry Curve in Argentina, Brazil, Ecuador and Chile as well as the BlackBerry Pearl in Mexico.
•	Telcel launched the BlackBerry Curve and the red BlackBerry Pearl in Mexico.
•	TIM launched the BlackBerry 8800 in Brazil.

•	Entel PCS launched the BlackBerry 8800 and the BlackBerry Curve in Chile.
•	The Carphone Warehouse launched the BlackBerry Pearl, the BlackBerry Curve and the BlackBerry 8800 in the UK.
•	Vodafone launched the BlackBerry Curve 8310 in the UK, Germany, Portugal, Croatia, Slovenia and The Netherlands.
•	O2 launched the BlackBerry Curve in the UK and Ireland.
•	Orange launched the BlackBerry 8820 in the UK, Switzerland, Belgium, Poland, Romania, Slovakia and Spain.
•	SFR launched the BlackBerry 8820 and the BlackBerry Curve 8310 in France.
•	mobilkom launched the BlackBerry Curve 8310 in Austria.
•	Swisscom launched the BlackBerry Curve 8310 in Switzerland.
•	TIM Italy launched the BlackBerry Curve and the red BlackBerry Pearl in Italy.
•	TMN launched the BlackBerry Curve in Portugal.
•	Vodafone launched the BlackBerry Pearl and the BlackBerry 8800 in Turkey.
•	Avea launched the BlackBerry Curve and the BlackBerry 8820 in Turkey.
•	Turkcell launched the BlackBerry Curve in Turkey.
•	Vodafone launched the BlackBerry Pearl in Egypt.
•	DoCoMo launched Japanese text input support for the BlackBerry 8707h and BlackBerry Enterprise Server.
•	3Hong Kong launched the BlackBerry Curve, the BlackBerry 8820 and the red BlackBerry Pearl in Hong Kong.
•	SmarTone-Vodafone launched the BlackBerry Curve 8310, the BlackBerry 8820 and the red BlackBerry Pearl in Hong Kong.
•	Peoples, PCCW and CSL launched the BlackBerry Curve in Hong Kong.
•	Bharti launched the BlackBerry Curve and the BlackBerry 8820 in India.
•	Vodafone Essar launched the BlackBerry Curve 8310 and the BlackBerry 8820 in India.
•	Optus launched the BlackBerry Curve in Australia.
•	Vodafone launched the BlackBerry Curve 8310 in Australia.
•	M1 launched the BlackBerry Curve in Singapore.
•	SingTel and StarHub launched the BlackBerry Curve and the BlackBerry 8820 in Singapore.
•
BlackBerry ISV Alliance members continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

•	BlackBerry smartphones are now available around the world from over 300 carriers.

Highlights Subsequent to Quarter End Include:

•	The BlackBerry Enterprise Solution achieved Common Criteria Certification.
•	RIM introduced the BlackBerry Pearl 8130.
•	RIM and Telefónica introduced the BlackBerry Pearl 8120 and BlackBerry Unite! software.
•	AT&T launched the BlackBerry 8820 in the U.S.
•	T-Mobile launched three new BlackBerry Pearl colors and the BlackBerry Curve 8320 in the U.S.
•	Rogers launched the BlackBerry Curve 8310 in Canada.
•	TIM Brazil announced the BlackBerry 8310 in Brazil.
•	Proximus launched the BlackBerry Curve 8310 and the BlackBerry Pearl in Belgium.
•	BASE launched the BlackBerry Curve in Belgium.
•	Vodafone launched the BlackBerry Curve 8310 in Italy and Spain.
•	O2 launched the BlackBerry Curve in Germany.
•	MTS and Alcatel-Lucent launched the BlackBerry solution in the Ukraine.
•	Vodacom launched the BlackBerry Curve 8310 in South Africa.
•	Reliance Communications launched the BlackBerry 8830 World Edition, the BlackBerry 8703e, the BlackBerry Curve and the BlackBerry Pearl in India.
•	BPL launched the BlackBerry Curve in Mumbai, India.
•	Vodafone launched the BlackBerry Curve 8310 in New Zealand.

The replay of the company’s Q2 conference call can be accessed after 7 p.m. (eastern), October 4, 2007 until midnight (eastern), October 18, 2007.  It can be accessed by dialing 416-640-1917 and entering passcode 21221688#.   The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight November 8, 2007.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur for RIM 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com
###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the third quarter of fiscal 2008, anticipated growth in subscribers, anticipated growth during the fiscal year and plans relating to RIM and its carrier partners.  The terms and phrases, “expected”, “growth is fueled”, &#822continued diversification”, “momentum” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to RIM’s review of its historical option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations and litigation relating to these matters; the efficient and uninterrupted operation of RIM’s network operations center; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

 Consolidated Statements of Operations

	For the three months ended
	September 1,	June 2,	September 2,
	2007	2007	2006

Revenue	$1,372,250	$1,081,911	$658,541
Cost of sales	667,833	521,841	288,456
Gross margin	704,417	560,070	370,085

Gross Margin %	51.3%	51.8%	56.2%

Expenses
Research and development	88,171	74,934	55,846
Selling, marketing and administration	197,943	177,483	116,283
Amortization	25,350	23,795	18,453
	311,464	276,212	190,582

Income from operations	392,953	283,858	179,503

Investment income	18,984	16,447	12,606
Income before income taxes	411,937	300,305	192,109

Provision for income taxes
Current	137,643	130,166	30,631
Deferred	(13,391)	(53,081)	21,326
	124,252	77,085	51,957
Net Income	$287,685	$223,220	$140,152

Earnings per share
Basic	$0.51	$0.40	$0.25
Diluted	$0.50	$0.39	$0.25

Weighted average number of common shares outstanding (000’s)
Basic	558,991	557,853	555,162
Diluted	572,165	571,062	570,678

Total common shares outstanding (000's)	559,820	558,066	551,424

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	September 1,	March 3,
	2007	2007

Assets
Current
Cash and cash equivalents	$847,903	$677,144
Short-term investments	493,941	310,082
Trade receivables	852,568	572,637
Other receivables	108,332	40,174
Inventory	301,393	255,907
Other current assets	99,876	41,697
Deferred income tax asset	64,729	21,624
	2,768,742	1,919,265

	-
Investments	386,489	425,652
Capital assets	572,185	487,579
Intangible assets	144,565	138,182
Goodwill	112,438	109,932
Deferred income tax asset	4,960	8,339
	$3,989,379	$3,088,949

Liabilities
Current
Accounts payable	$181,860	$130,270
Accrued liabilities	411,360	287,629
Income taxes payable	212,923	99,958
Deferred revenue	36,009	28,447
Current portion of long-term debt	312	271
	842,464	546,575

Long-term debt	6,891	6,342
Deferred income tax liability	42,299	52,532
Income taxes payable	28,608	-
	920,262	605,449

Shareholders’ Equity
Capital stock	2,126,098	2,099,696
Retained earnings	870,132	359,227
Paid-in capital	57,920	36,093
Accumulated other comprehensive income (loss)	14,967	(11,516)
	3,069,117	2,483,500
	$3,989,379	$3,088,949

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the three	For the six
	months ended	months ended
	September 1,	September 1,
	2007	2007

Cash flows from operating activities
Net income	$287,685	$510,905

Items not requiring an outlay of cash:
Amortization	41,277	78,993
Deferred income taxes	(13,356)	(62,151)
Income taxes payable	311	28,608
Share-based compensation	9,000	14,300
Other	223	1,019
Net changes in working capital items	(98,042)	(121,529)
Net cash provided by operating activities	227,098	450,145
Cash flows from financing activities
Issuance of share capital	19,446	23,183
Other paid-in capital	6,273	6,273
Excess tax benefits from share-based compensation	3,073	4,473
Repayment of long-term debt	(74)	(140)
Net cash provided by financing activities	28,718	33,789

Cash flows from investing activities
Acquisition of investments	(67,691)	(182,498)
Proceeds on sale or maturity of investments	57,774	83,095
Acquisition of capital assets	(78,995)	(145,748)
Acquisition of intangible assets	(13,718)	(23,457)
Business acquisitions	(3,200)	(3,200)
Acquisition of short-term investments	(335,728)	(623,486)
Proceeds on sale and maturity of short-term investments	321,431	582,149
Net cash used in investing activities	(120,127)	(313,145)

Effect of foreign exchange loss on cash and cash equivalents	(30)	(30)
Net increase in cash and cash equivalents
for the period	135,659	170,759
Cash and cash equivalents, beginning of period	712,244	677,144
Cash and cash equivalents, end of period	$847,903	$847,903

	September 1,	June 2,
As at	2007	2007

Cash and cash equivalents	$847,903	$712,244
Short-term investments	493,941	456,372
Investments	386,489	394,138
	$1,728,333	$1,562,754